Exhibit 99.1

SALFORD, England – 29 May 2014 – LUXFER HOLDINGS PLC (“Luxfer”) (NYSE: LXFR), a global materials technology company, held its Annual General Meeting today, during which its ordinary shareholders approved a two-for-one ordinary share split in respect of all of Luxfer’s outstanding ordinary shares, reducing the nominal value of each ordinary share from £1 to £0.5 (the “share split”). The share split was proposed for administrative convenience and simplicity, in particular to enable Luxfer to present earnings per ordinary share equal to earnings per American Depositary Shares (“ADSs”) to avoid the current complexity of presenting different earnings per share measures given that currently each £1 ordinary share is worth two ADSs.

The share split will not be effective until Luxfer amends the ratio of ADSs to ordinary shares (described in the American Depositary Receipts evidencing the ADSs) from 0.5 ordinary shares per ADS to 1 ordinary share per ADS (the “ADR ratio change”), which Luxfer expects to take place on 9 June 2014. As a result, Luxfer expects that on 9 June 2014 the share register as at 6 June 2014 will be updated to reflect the sub-division into two ordinary shares of each ordinary share held, and from 9 June 2014, the nominal value of each ordinary share will be £0.5. Upon the completion of the share split, the number of issued and outstanding ordinary shares is expected to increase from 13,507,679 to 27,015,358. The share split is not expected to result in an increase in the number of issued and outstanding ADSs due to the simultaneous ADR ratio change.

Luxfer’s ordinary shareholders also approved a resolution authorizing Luxfer’s Board of Directors to have Luxfer repurchase up to an aggregate of 1,350,000 ordinary shares (or 2,700,000 ordinary shares after the share split is effected) or 2,700,000 ADSs over the next five years. Luxfer currently expects to make such repurchases primarily in order to satisfy obligations under Luxfer’s employee share programs, subject to applicable securities laws, regulatory considerations and other factors. Luxfer is not obligated to repurchase any particular number of ADSs or ordinary shares.

About Luxfer Group

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Contacts:

Luxfer Group

Dan Stracner,

Director of Investor Relations U.S.

telephone: +1-951-341-2375

dan.stracner@luxfer.net

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i)	statements regarding the ADR Ratio change and the share split, including the effective date,
(ii)	statements with respect to repurchases of ordinary shares or ADSs,
(iii)	statements regarding the Group’s results of operations and financial condition,
(iv)	statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,
(v)	statements of future economic performance and

(vi)	statements of assumptions underlying such statements.

Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Luxfer Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Luxfer Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the fiscal year ended 31 December 2013, as filed with the U.S. Securities and Exchange Commission on 31 March 2014. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.